Filed by Riverbed Technology, Inc. pursuant to

Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 under the Securities Exchange Act of 1934, as amended

Subject Company: OPNET Technologies, Inc.

Commission File No. 000-30931

Project Octagon – FAQ

Key Information and Messaging

Deal highlights

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Riverbed today announced that is entered into a definitive merger agreement to acquire OPNET (Nasdaq: OPNT) for $43 per share, 85% of which is payable in cash and 15% of which is payable in shares of Riverbed common stock, in a transaction valued at $1,016mm. Enterprise value of the deal is $921M net of OPNET’s cash.

•	Deal is structured as a two-step exchange offer with the consideration consisting of a mix of 15% stock and 85% cash.

•	OPNET is recognized by Gartner as the market leader in Application Performance Management solutions

•	85% of the Fortune 100 use OPNET APM solutions

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Strategic Rationale: This acquisition extends Cascade market reach to include the high growth APM market. With this combined NPM and APM offering, we more than double the addressable market for Cascade.”

What did Riverbed announce today?

Riverbed announced it has entered into a definitive merger agreement to acquire OPNET (Nasdaq: OPNT) for $43 per share in a transaction valued at $1,016mm. Enterprise value is $921M net of OPNET’s cash. The deal is structured as a mix of 15% Riverbed stock and 85% cash. The offer price represented a 31% premium over the average daily closing price of OPNET over the last 30 days.

Can you provide a little background on OPNET ?

OPNET was founded in 1986 by Alain Cohen and Marc Cohen. Alain is currently the CTO of OPNET and Marc is the CEO. The company is a leading vendor of APM (Application Performance Management) products with 85% of the Fortune 100 using their products. The company currently has 673 employees and is headquartered in Bethesda MD.

Why is Riverbed buying OPNET ?

Riverbed’s goal is to maintain and extend our leadership in the IT performance market. This acquisition allows us to add immediate scale to our Cascade business and build upon its strong growth in performance monitoring, analysis, and troubleshooting. OPNET’s market leading technology and products extends our Cascade business with deep application intelligence and allow us to offer a wider range of IT performance management solutions. OPNET’s APM products will become part of our Cascade family creating a unique solution in the high growth APM and NPM markets.

Why does Riverbed want to get into the APM market?

Riverbed wants to solve the broadest range of application and network performance problems with our Cascade solution offering. The APM market offers solutions for application problems and we believe that adding this type of intelligence will allow us to offer the best and most complete IT performance management solution to our customers.

Which products does OPNET sell today?

OPNET ’s main products are:

•	AppResponse Xpert offers end user response monitoring and troubleshooting.

•	AppInternalsXpert offers deep application performance and code-level transaction analysis.

•	AppTransaction Xpert is a solution for performance troubleshooting, testing, and prediction for individual transactions. It ties together application and network transaction data in a single view.

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OPNET also has a range of “NEOP” (Network Engineering, Operations and Planning) products, that provide solutions for service providers and large enterprises to perform network planning, auditing, mapping/real-time visualization and inventory analysis.

How does OPNET complement the Cascade business?

Cascade products address a wide variety of application and network performance monitoring and troubleshooting use cases. Here are some specific use cases where OPNET ’s products extend our solution:

•	AppResponse Xpert SaaS Edition lets customers monitor end-user experience for Web or cloud-based applications.

•	AppInternals Xpert lets customers analyze and troubleshoot performance problems related to Web, Java, .Net, and SQL applications.

•	AppTransaction Xpert lets customers predict application performance prior to making infrastructure or capacity changes.

•	AppMapper Xpert lets customers map application transactions at the application layer (i.e. processes, classes, components, and databases).

•	AppSensor Xpert lets customers analyze performance information for infrastructure components based on polling via SNMP, WMI, etc.

•	CX-Tracer lets customers troubleshoot individual Citrix sessions by correlating front-end user sessions to the corresponding back-end transactions.

•	Unified Communications Xpert lets customers test and monitor the performance of their VoIP/UC deployments.

Why did you select OPNET over some of the other players in the APM market?

OPNET’s market leading technology, strong team, proven track record, and highly complementary product line led to the acquisition. No other acquisition target had this combination. We believe this will lead to category leadership, market share leadership and growth.

Who are OPNET’s main competitors?

OPNET’s main competitors are NetScout, Compuware, and CA Technologies.

What will be the combined market share of OPNET and Cascade?

We believe Cascade and OPNET’s combined share of the APM market will be close to 10%.

Integration Strategy

How do you plan to integrate OPNET into Riverbed?

OPNET will become part of the Cascade business unit. OPNET leadership will be retained and play key roles in continuing to grow the Cascade business. Over time back office, G&A and support functions may be combined with Riverbed’s corporate teams.

What are the integration costs and the required investment to bring a combined OPNET and Cascade product set to market?

We expect to see some integration costs in 2013 with significant revenue synergies in 2014.

What are your plans for the OPNET sites?

For the immediate future the OPNET sites will be operated “as is.” We currently have no plans to discontinue operations in any of the OPNET locations.

Will the acquisitions result in headcount reductions at Riverbed or OPNET ?

We fully expect to retain the vast majority of OPNET employees. To the extent there is overlap, we will make every effort to find a fit for acquired employees within Riverbed.

Acquisition Strategy

Will Riverbed be making more acquisitions in this area?

While we cannot comment on future acquisition plans, Riverbed is always on the lookout for innovative companies and technologies in the markets in which it operates.

How does this purchase fit into Riverbed’s growth strategy?

The acquisition of OPNET builds on Cascade’s successful growth, execution and leadership in IT performance market, extending Cascade’s reach in the high growth APM market. Like WAN optimization, the NPM and APM market segments provide many new business opportunities for Riverbed.

What is Riverbed’s track record on acquisitions?

Riverbed’s previous acquisition of Mazu Networks in 2009 formed the foundation for Cascade. The leadership and original team remains almost entirely intact and has a successful track record of growth and product leadership. The acquisition of Mazu was accretive within the first 12 months. In 2010 Riverbed acquired CACE Technologies to further extend Cascade’s product offering. In Q3CY12 the Cascade business unit delivered an exceptional quarter with revenue growing 45% year-over-year to $17 million.

In 2011 we acquired Zeus Technologies and Aptimize Technologies, which we combined to create our Stingray business unit. Total Stingray revenue was $10 million in Q3 compared to $7 million in Q2 and $4 million a year ago. So that business is growing nicely too. Acquired businesses now account for 13% of total Riverbed revenue.

What does this deal signal regarding growth expectations for your core WAN Optimization business?

We remain strong believers in the WAN Optimization market. Earlier this year, we brought to market the next generation of WAN optimization with the Steelhead CX, and EX appliances and Granite, which delivers Edge virtual server infrastructure. We’ve seen nice sequential growth in the most recent quarter in core business. Even though our Steelhead product is approaching 50% market share, we believe there is more share to be captured, as more of our competitors leave the field. Just this year we acquired Expand’s business and Juniper shutdown their WX business and nominated us as their WAN-Op vendor of choice.

Business model

What are your expectations for the revenue for the combined Cascade and OPNET businesses?

The transaction is expected to close in Q4 2012, and we will provide updated EPS and revenue guidance on Q4 earnings call.

When will the acquisition be accretive?

The transaction is expected to be immediately accretive to 2013 EPS on a Non-GAAP basis.

What is OPNET’s revenue breakdown (both geographic, channel v. direct and upfront v. subscription)? Do you expect that to change, post-acquisition

Most of OPNET’s business consists of the sale of perpetual software licenses and appliances. A very small portion of its sales are based on a subscription model. OPNET has traditionally sold its products direct through its enterprise and federal sales forces. In last few years it has built up its Synergy channel program, which now includes over 300 partners worldwide. Channel sales now account for approximately 20% of revenue and this number is expected to continue to grow. Only 20% of revenues currently come from outside the United States.

Post-acquisition we expect OPNET’s revenue breakdown to reflect Riverbed’s, with more sales through channel partners. We also anticipate significant international sales growth.

Product

How are OPNET’s products deployed? How do they get data?

Like Cascade, OPNET products typically sit at the data center or Network Operations Center (NOC). They can capture packets from the network and from client- and server-based agents. They can also accept flow data and poll network and server infrastructure with SNMP and WMI.

What does this mean for the products customers purchased? Will they be discontinued?

We are acquiring new products that add exciting new capabilities to our solution. We will continue to develop features for Riverbed and OPNET products while we work to combine our capabilities into a single solution.

If an organization is considering a Cascade purchase, should they wait?

Purchase decisions should be based on current needs and budget. Our sales teams will be able to help organizations determine which product(s) from our suite will be most appropriate. As we move forward, we intend to offer a number of feature enhancements at no cost for customers with active support contracts. As we release new products, we plan to offer attractive trade-up programs for customers that want to upgrade their platforms.

Can customers upgrade from Riverbed to OPNET products and vice versa?

We want to make sure that customers are happy no matter which solution they have purchased. If there are similar capabilities in either Riverbed or OPNET products that are more attractive in the short term, then we want to make it possible to acquire that product. We are currently working on putting a trade-up program together. Once the transaction closes, we will be able to share more details.

Will the features customers have asked for still show up in Riverbed products?

We will review product priorities and balance individual product enhancements with the work we need to do to get to our vision for a combined solution. The schedule for enhancement features may change as we execute on our vision. It’s possible that OPNET products have some of these features already. Riverbed sales teams can arrange a roadmap presentation if there are specific features customers want to be updated on.

When will the products be merged?

We do not yet have a date for when the products will be combined. We will continue to sell and enhance current products to make sure customers get the most value out of what they’ve already purchased. Once the transaction closes, we will be able to share more details.

Doesn’t Riverbed already have a visibility solution in Cascade?

Cascade offers broad performance monitoring, analysis, and troubleshooting from a network perspective. OPNET augments our solution by adding more application and network intelligence as well as telemetry from clients and servers that can provide deeper insight into performance.

Do Riverbed and OPNET products work together today?

Today, ARX packet captures can be analyzed with Pilot. OPNET products are also aware of and have intelligence built around Steelhead optimization.

If a customer owns ARX, should they buy Profiler?

Maybe, Profiler is a great solution for end-to-end visibility based on flow data from a wide variety of network devices. This information can nicely augment the deep, capture-based visibility that ARX offers.

If a customer owns Profiler, should they buy ARX?

Maybe, ARX offers deep application and network analysis based on packet data. This depth is a good complement to Profiler’s high-level, flow-based visibility.

If a customer owns ARX, should they buy Shark?

Maybe, Shark offers flexible, high speed packet capture coupled with the ability to quickly analyze large data sets with Pilot. It also sends flow and performance data to Profiler. Pilot complements ARX by offering an alternative to ATX for analysis and troubleshooting based on packet captures.

If a customer owns Shark should they buy ARX?

Possibly, ARX has additional capabilities today that may align better with a customer’s current needs. Customers may want to have both depending on their troubleshooting vs monitoring needs. Shark/Pilot is great for analyzing large capture datasets. ARX is great for pulling continuous application metrics from packet data in real-time.

OPNET Employee Questions

Does Riverbed plan to make any headcount reductions at OPNET will I still have my job?

Riverbed has no immediate plans to layoff anyone. Over time as the companies integrate with each other we may find that some positions are redundant and can be combined. If that happens, then any affected employee would be eligible to interview for any of Riverbed’s many open positions. If there is not ultimately a permanent role for someone, then Riverbed would certainly treat that employee fairly and consider them for severance compensation.

Will my compensation change?

Riverbed has no immediate intention of changing anyone’s current pay

Will my benefits change?

Yes, but we believe that most if not all of the benefits Riverbed offers will be comparable to or better than what OPNET currently offers.

Will my reporting relationships change?

OPNET will become part of the Cascade business unit. OPNET leadership will be retained and play key roles in continuing to grow the Cascade business. Over time back office, G&A and support functions may be combined with Riverbed’s corporate teams.

Will my payroll dates change?

Yes, currently OPNET pays its US employees once per month. Over time we will transition to a 2X per month payroll cycle.

Will I lose my tenure with OPNET?

No, Riverbed would recognize your original hire date for all benefits

Forward Looking Statements

This document contains forward-looking statements within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to: (i) statements about the benefits of the exchange offer and the merger; (ii) future financial and operating results following the exchange offer and the merger; (iii) the combined company’s plans, objectives, expectations and intentions with respect to future operations, products and services; (iv) the competitive position and opportunities of the combined company; (v) the impact of the exchange offer and the merger on the market for the combined company’s products; and (vi) the timing of the completion of the exchange offer and the merger. In addition, words such as “anticipate,” “believes,” “budget,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “potential,” “predicts,” “project,” “should,” “will” and similar expressions are intended to identify such forward-looking statements. Such forward-looking statements are based upon the current beliefs and expectations of Riverbed’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of Riverbed. The risks and uncertainties that could cause our results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to: (a) risks related to the integration of OPNET into Riverbed and the anticipated future benefits resulting from the acquisition of OPNET; (b) Riverbed’s or the combined company’s ability to react to trends and challenges in our business and the markets in which we operate; (c) Riverbed’s or the combined company’s ability to anticipate market needs or develop new or enhanced products to meet those needs; (d) the adoption rate of Riverbed’s or the combined company’s products; (e) Riverbed’s or the combined company’s ability to establish and maintain successful relationships with our distribution partners; (f) our ability to compete in our industry; (g) fluctuations in demand, sales cycles and prices for Riverbed’s or the combined company’s products and services; (h) shortages or price fluctuations in Riverbed’s or the combined company’s supply chain; (i) Riverbed’s or the combined company’s ability to protect intellectual property rights; (j) general political, economic and market conditions and events; (k) difficulties encountered in integrating Riverbed’s and OPNET’s businesses and technologies; (l) the expense and impact of legal proceedings; and (m) other risks and uncertainties described more fully in Riverbed’s and OPNET’s documents filed with or furnished to the Securities and Exchange Commission. All forward-looking statements in this document are based on information available as of the date hereof, and Riverbed assumes no obligation to update these forward-looking statements. Riverbed reserves the right to modify future business or product plans at any time.

Additional Information and Where to Find It

The exchange offer for the outstanding shares of OPNET referenced in this document has not yet commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of OPNET, nor is it a substitute for the registration statement and exchange offer materials that Riverbed and its acquisition subsidiary will file with the U.S. Securities and Exchange Commission (the “SEC”) upon commencement of the exchange offer. At the time the offer is commenced, Riverbed and its acquisition subsidiary will file exchange offer materials on Schedule TO and a registration statement on Form S-4 with the SEC, and OPNET will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. The exchange offer materials (including a Prospectus/Offer to Exchange, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information. Holders of shares of OPNET are urged to read these documents when they become available because they will contain important information that holders of OPNET securities should consider before making any decision regarding tendering their securities. The Prospectus/Offer to Exchange, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of OPNET at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov. Free copies of these documents will be made available by Riverbed by mail to Riverbed, 199 Fremont Street, San Francisco, CA 94105, Attention: Investor Relations.

In addition to the Prospectus/Offer to Exchange, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, Riverbed and OPNET file annual, quarterly and special reports and other information with the SEC. You may read and copy any reports or other information filed by Riverbed or OPNET at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Riverbed’s and OPNET’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.